Exhibit 21.1

SUBSIDIARIES OF EPL OIL & GAS, INC.

(AS OF DECEMBER 31, 2012)

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION
EPL Pipeline, L.L.C.	Delaware
Nighthawk, L.L.C.	Louisiana
EPL of Louisiana, L.L.C.	Louisiana
Delaware EPL of Texas, LLC	Delaware
Anglo-Suisse Offshore Pipeline Partners, LLC	Delaware
EPL Pioneer Houston, Inc.	Texas
Energy Partners, Ltd., LLC	Delaware